United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Costco Wholesale Corporation

Name of persons relying on exemption: National Center for Public Policy Research

Address of persons relying on exemption: 2005 Massachusetts Ave. N.W., Washington, D.C 20036

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Costco Wholesale Corporation

RE: The case for voting FOR Proposal 4: Shareholder Proposal Requesting Report on the Risks of Maintaining DEI Efforts

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

The following – which was first published on Real Clear Markets on January 7, 20251 – should not be construed as investment advice.

Prediction: Costco’s Race Focused DEI Programs Won’t See 2026

By Stefan Padfield

Unless you’ve been living under a rock, you know that big-name companies like Walmart, Boeing, Lowe’s and Ford Motors2 have been rolling back their DEI (diversity, equity, and inclusion) programs. The reasons for this will be fleshed out

1 https://www.realclearmarkets.com/articles/2025/01/07/prediction_costcos_race-focused_dei_programs_wont_see_2026_1082866.html

2 https://dailycaller.com/2025/01/01/value-destroying-and-costly-is-corporate-americas-love-affair-with-dei-finally-coming-to-an-end/

below, but the focus here is on a notable outlier, Costco,3 which recently made headlines by releasing its opposition statement4 to a shareholder proposal my employer, the National Center for Public Policy Research (NCPPR), filed asking Costco to “conduct an evaluation and publish a report … on the risks of the Company maintaining its current DEI … roles, policies and goals.”

I posted a statement on X5 in response to Costco’s opposition, and want to expand on those comments here.

1. We oppose DEI because DEI institutionalizes, among other things, racial discrimination.

When Costco makes statements about seeking to demonstrate “leadership commitment to equity through … support of diversity and inclusion initiatives within the organization,” and proudly touts that its “workforce is representative of the communities where we do business,” there can be little doubt it is talking about socially engineering its workforce and related parties on the basis of race, sex, and ethnicity. We know this because on the very same page6 containing these statements Costco also reports that it “closely monitor[s] demographic data at all levels across the organization,” and sets forth detailed charts of gender, race, and ethnicity allocation. Add to this references to “Supplier Inclusion Goals” and “Diversity in Costco’s Product Line”7 and millions of dollars8 committed to “the Black Economic Development Fund” and “the Entrepreneurs of Color Loan Fund” and “the Fearless Fund” (yes, the Fearless Fund that was shut down after a court ruled it likely violated federal civil-rights law9 by excluding applicants other than black women) – and it is difficult to conclude anything other than that Costco has institutionalized the neo-racism popularized by phrases such as “discrimination in

3 https://www.forbes.com/sites/pamdanziger/2025/01/01/costco-is-caught-in-the-crosshairs-of-the-dei-controversy/

4 https://materials.proxyvote.com/Approved/22160K/20241115/NPS_591967/INDEX.HTML?page=36

5 https://x.com/StefanPadfield/status/1873331727625601053

6 https://mobilecontent.costco.com/staging/resource/img/25w03130/2a_Inclusion_FY24.pdf

7 https://mobilecontent.costco.com/staging/resource/img/25w03130/2d_SupplierInclusion_FY24.pdf

8 https://mobilecontent.costco.com/staging/resource/img/25w03130/2c_Communities_FY24.pdf

9 https://www.wsj.com/politics/policy/appeals-court-blocks-venture-firms-grant-program-for-black-women-476fc8f7 the name of anti-discrimination.”10 (Notably, Costco denied none of the evidence of racial discrimination at Costco we cite in our proposal.)

2. Among other risks, racial discrimination poses material risks to a company’s bottom line.

When it comes to the risks of this neo-racism,11 relevant reports include a $25M single “reverse discrimination” case12 against Starbucks, as well as $10B in lost market cap13 at John Deere before it agreed to walk back its DEI programs in response to Robby Starbuck exposing them. There is much more to say here on relevant risks14 related to securities fraud, breach of duty, etc., but that will have to wait for another day.

3. Costco apparently justifies its discrimination because, among other things, “a diverse group of employees helps bring originality and creativity to our merchandise offerings.”

One would be forgiven for concluding that this sounds like pure race essentialism. If originality and creativity are the goal, why not just hire the most creative and original people you can? Again, there is much more to say here but one critical question is: Where is the data?15 We are repeatedly told that what’s valued gets measured, but all we’ve gotten in terms of company-specific support for the “diversity is good for business” mantra appears to be platitudes. It is worth noting the SEC was recently unable to make that claim — as much as it wanted to — in our legal challenge to Nasdaq's diversity rule, which we won. The totality of the relevant empirical data16 simply does not support that claim. This constitutes another potential basis for breach of duty and other lawsuits.

10 https://www.realclearmarkets.com/articles/2024/12/24/corporations_clinging_to_dei_will _lose_social_license_to_operate_1080483.html

11 https://lawliberty.org/the-duty-to-monitor-diversity-training/

12 https://abcnews.go.com/Business/starbucks-discrimination-lawsuit-awarded-white-employee-25-million/story?id=100104620

13 https://x.com/robbystarbuck/status/1820894638019879129

14 https://www.zerohedge.com/political/marc-andreessen-every-signal-being-sent-trump-doj-official-harmeet-dhillon-will-drop

15 https://www.forbes.com/sites/pamdanziger/2025/01/01/costco-is-caught-in-the-crosshairs-of-the-dei-controversy/

16 https://www.forbes.com/sites/pamdanziger/2025/01/01/costco-is-caught-in-the-crosshairs-of-the-dei-controversy/

4. Costco accuses NCPPR of “inflicting burdens on companies with their challenges to longstanding diversity programs.” However, the wave of customer backlash we’ve seen against DEI recently makes clear that it is DEI that is the problem.

Rather than doing the right thing and evaluating the relevant risks as requested, Costco is apparently doubling down on divisive and value-destroying DEI.

5. Costco also claims NCPPR is not focused on risk-reduction at Costco because it is in reality pursuing “abolition of diversity initiatives.” This is a non-sequitur.

Because corporate diversity initiatives are, among other things, race-discrimination initiatives, they expose companies to legal and reputational risks. Thus, our broader goals are perfectly consistent with the value-maximization goals of our fellow shareholders, not in tension with them. While it is often claimed that our proposals would receive greater support if we truly represented broad shareholder interests, it is important to note that those votes are likely materially distorted by, among other things, ESG-related conflicts at the Big 5 asset managers and proxy advisors, as well as potential internal conflicts at the corporations themselves. One question to ask on the latter point is how willing the companies we deal with have been to negotiate withdrawals of proposals submitted by left-leaning shareholder activists while subjecting NCPPR to ad hominem attacks in opposition statements.

6. Prediction: Costco’s Neo-Racist DEI Programs Won’t See 2026

No, I won’t claim I’ve already gotten this prediction correct because Costco has apparently rebranded its DEI programs as "People & Communities"17 initiatives. Rather, I’ll simply note that Costco is already the subject of calls for boycotts18 after it defiantly doubled-down on its neo-racism in response to our proposal, and Robby Starbuck is hinting at a related file drop19 later this year. Stay tuned.

17 https://www.costco.com/sustainability-people-communities.html

18 https://www.newsmax.com/us/costco-dei-boycott/2024/12/31/id/1193477/

19 https://x.com/robbystarbuck/status/1873789698193150034

For these reasons, we urge shareholders to vote FOR Proposal 4: Shareholder Proposal Requesting Report on the Risks of Maintaining DEI Efforts.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding our shareholder proposal on the Costco Wholesale Corporation 2025 proxy ballot, please contact NCPPR at info@nationalcenter.org.